This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 15, 2006

Item 3.

Press Release

June 15, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that its LED Sign Group has received a two-year contract to supply up to $336,000 in LED-illuminated signs to the State Of New Jersey Bureau of Purchase.  These signs will be used for point-of-purchase applications and installed throughout the retail network for the New Jersey Lottery.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 15th day of June, 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Thursday, June 15, 2006

                                                                                                                                     (No.2006-06-11)

CARMANAH TO SUPPLY NEW JERSEY LOTTERY WITH LED-ILLUMINATED SIGNAGE

Victoria, British Columbia, Canada – Thursday, June 15, 2006 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce that its LED Sign Group has received a two-year contract to supply up to $336,000 in LED-illuminated signs to the State Of New Jersey Bureau of Purchase.  These signs will be used for point-of-purchase applications and installed throughout the retail network for the New Jersey Lottery.

The New Jersey Lottery, headquartered in Lawrenceville, is the fourth largest source of revenue for the State of New Jersey, and has been servicing the State for 40 years.  Approximately 36 cents of every dollar generated is used to support state education and institutions and in 2004 alone, New Jersey Lottery contributed approximately $795 million in funding.

This order from New Jersey Lottery was comprised of hanging window signs and instant ticket dispenser signs.  It follows a previous order from this organization for more than 1000 LED edge-lit signs that were delivered during 2005.

With Carmanah's proprietary edge-lit illumination technologies, the Company’s signs are brighter and use 25% less power than other LED-based illuminated signs.  "With low operating expenses and a minimum lifespan of 10 years, Carmanah's LED edge-lit lighting is an extremely cost-effective solution for point-of-purchase signage," stated Carmanah's CEO, Mr. Art Aylesworth.

Carmanah's products feature a number of technical innovations and competitive advantages that distinguish them from other LED edge-lit lighting products:

•

Greater design versatility and crisper detail;

•

Improved brightness and appearance; and

•

Shatterproof, glass-free, durable acrylic and aluminum construction.

The contract with New Jersey Bureau of Purchase commenced March 01, 2006 and will run until February 29, 2008.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Sales:

Maxwell Goldstein

Eastern Division

LED Sign Group

Carmanah Technologies Corporation

Tel: +1 (416) 322-2860  Ext.3028

Fax: +1 (416) 322-6371

E-mail: mgoldstein@carmanahsigns.com

Web: www.lotterysigns.com / www.carmanah.com

Marc Fournet

Western Division

LED Sign Group

Carmanah Technologies Corporation

Tel: +1 (250) 380-0052  Ext.259

Fax: +1 (250) 380-0062

E-mail: mfournet@carmanah.com

Web: www.lotterysigns.com / www.carmanah.com

Investor Relations: Mark Komonoski, Director Investor Relations Carmanah Technologies Corporation Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: David Davies Public Relations Carmanah Technologies Corporation Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.